UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 3

Under the Securities Exchange Act of 1934

Green Bankshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

394361208
(CUSIP Number)

Linda M. Crouch-McCreadie, 100 MedTech Parkway, Suite 200, Johnson City, Tennessee 37604
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 394361208
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Scott M. Niswonger
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,073,268
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	1,073,268
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,073,268
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		8.26%
14.	Type of Reporting Person (See Instructions)		IN

This Amendment No. 3 to Schedule 13D (originally filed April 28, 2008) is being filed to report the acquisition of additional shares of common stock of Green Bankshares, Inc.

Item 1.   Security and Issuer

    The title and class of equity securities to which this statement relates is the common stock, $2.00 par value (the "Common Stock") of Green Bankshares, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 100 North Main Street, Greeneville, Tennessee  37743.

Item 2.   Identity and Background

(a)    Name:  Scott M. Niswonger

(b)    Residence or business address:   P.O. Box 938, Greeneville, TN  37744-0938

(c)    Present Principal Occupation or Employment:  Executive

(d)    Criminal Conviction: None

(e)    Court or Administrative Proceedings: None

(f)     Citizenship: United States.

Item 3.   Source and Amount of Funds or Other Consideration:

   The Common Stock has been acquired with personal funds of Mr. Niswonger.  The total purchase price for the additional 131,113 shares reported in this Amendment No. 3 was approximately $1.6 million.

Item 4.      Purpose of Transaction

   Mr. Niswonger has acquired the shares of Common Stock for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors.  Mr. Niswonger intends to review on a continuing basis his investment in the Common Stock, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

Mr. Niswonger has no plans or proposals which relate to or would result in

(a)    The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     Any material change in the present capitalization or dividend policy of the issuer;

(f)      Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)     Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)     Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

 (i)      A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

 (j)      Any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer

(a)       Mr. Niswonger owns 1,073,268 shares of the Issuer's Common Stock which represents 8.26% of the outstanding Common Stock of the Issuer, as reported in its Form 10-Q for the quarter ended September 30, 2008 filed as of November 6, 2008.

(b)       Mr. Niswonger has sole voting and dispositive power for the shares beneficially owned.

(c)       The following identifies open-market transactions made by or on behalf of Mr. Niswonger involving the  Issuer's Common Stock since November 18, 2008:

Date	Shares	Price
11/18/08	10,093	10.37
12/15/08	1,000	10.37
12/29/08	200	10.37
01/20/09	10,000	10.37
01/22/08	25,900	10.37

  (d)       Mr. Niswonger confirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by him.

  (e)        Not Applicable.

Item  6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.    Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2009

By:	/s/ Scott M. Niswonger
Scott M. Niswonger